Thermo
ELECTRON CORPORATION

News

FOR IMMEDIATE RELEASE

Contact Information:
J. Timothy Corcoran
Phone: 781-622-1111
E-mail: tim.corcoran@thermo.com
Website: www.thermo.com

Thermo Electron Reports Second Quarter 2003 Results

WALTHAM, Mass. (July 22, 2003) – Thermo Electron Corporation (NYSE:TMO) today reported GAAP diluted earnings per share (EPS) of $.32 for the second quarter of 2003, compared with $.38 in the year-ago period. Earnings in 2002 included significantly higher gains from the sale of securities than in 2003 and gains from divestitures. Second quarter revenues increased 1 percent to $516.4 million in 2003, from $509.1 million in 2002. After eliminating currency effects (which increased revenues by 7 percent) and the impact of acquisitions and divestitures, organic revenues declined 5 percent. GAAP operating margin for the quarter improved to 9.3 percent in 2003, from 6.9 percent a year ago.

Adjusted EPS increased 8 percent to $.26 in the second quarter of 2003, versus $.24 for the same period in 2002. Adjusted operating margin for the second quarter increased to 10.8 percent in 2003, compared with 10.6 percent a year ago. Adjusted EPS and adjusted operating margin exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes income from the sale of shares of FLIR Systems and Thoratec, gains/losses on the early retirement of debt, gains/losses on disposal of discontinued operations, tax provisions/benefits related to the previous items, and benefit from tax credit carryforwards. For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the accompanying table entitled "Consolidated Statement of Income."

"Our financial performance this quarter exceeded our expectations, evidenced by stronger operating margins and the increase in adjusted EPS," said Marijn E. Dekkers, president and chief executive officer of Thermo Electron. "In addition, operating cash flow from continuing operations was $53 million, up significantly from $12 million a year ago and $17 million in the first quarter. In spite of the challenges still posed by the global economy, and particularly the weak industrial capital spending environment, we continue to deliver EPS growth.

"Now that we are acting as an integrated company – in the way we work internally and the way we deal with customers – we are pushing forward with a number of key initiatives designed to drive top-line growth in the future. We are focusing our R&D, commercial activities, and service offerings on creating total solutions for the laboratory and the production line. One result of this approach was our strong showing at the recent ASMS (American Society of Mass Spectrometry) conference, where we reinforced our leading position in mass spectrometry analysis with a full line of systems, software, and consumables."

Mr. Dekkers added, "By leveraging the strengths of 'One Thermo' and driving productivity improvement company-wide, we expect to continue to achieve EPS growth. Our goal is to report $.25 to $.27 in adjusted EPS for the third quarter of 2003, and, as we stated previously, $1.07 to $1.12 for the full year." This guidance excludes $.01 of expense per quarter from the amortization of acquisition-related intangible assets, and also excludes restructuring and other costs/income and gains and losses from the sale of businesses, real estate, and our remaining interest in Thoratec, as well as unusual items we may have in the future.

Sector Results
Please note: As mentioned in our last earnings release, in the first quarter of 2003 we realigned several businesses among the sectors and began to allocate to the sectors some costs previously reported as corporate expenses. Results for 2002 have been restated to reflect the sector realignment and cost reallocation. Organic revenue growth figures exclude the effects of acquisitions, divestitures, and currency translation.

Life and Laboratory Sciences
Second quarter 2003 revenues for the Life and Laboratory Sciences sector increased to $314 million, from $290 million in 2002; organic revenues were up 1 percent. Organic growth was driven primarily by sales of our advanced mass spectrometry systems, laboratory informatics software, and clinical diagnostics products for rapid point-of-care testing, offset by weak sales of equipment used for sample preparation and storage. GAAP operating margin was 14.0 percent in the second quarter of 2003, versus 13.9 percent a year ago. Adjusted operating margin increased to 15.8 percent for the quarter, compared with 15.7 percent in 2002.

Our leadership in mass spectrometry analysis was underscored at the recent ASMS conference in Montreal, where we introduced our standalone Finnigan LTQ™ ion trap system featuring a linear design that offers significantly increased levels of performance. This newest addition to our family of ion trap mass spectrometers creates a three-tier portfolio of technologies for applications ranging from routine high performance liquid chromatography (HPLC) to the most demanding analysis of complex biological samples for proteome research and drug discovery. We also recently consolidated a number of small offices in Japan into a new, larger facility in Yokohama, which features a customer demonstration center that will allow us to better serve the world's second largest life and laboratory sciences market.

Measurement and Control
Revenues in the Measurement and Control sector were $152 million in the second quarter of 2003, versus $154 million in 2002; organic revenues declined 9 percent. In spite of ongoing weakness in many process markets we serve, we continued to record strong sales of products used for homeland security, particularly those for monitoring nuclear radiation. GAAP operating margin was 8.8 percent in both periods. Adjusted operating margin was 9.1 percent in 2003, compared with 9.7 percent a year ago, due to the lower organic revenues.

Optical Technologies
In the Optical Technologies sector, which now consists of our Spectra-Physics lasers and photonics businesses following the first-quarter realignment, revenues were $53 million for the second quarter of 2003, versus $68 million in 2002. Organic revenues declined 23 percent as a result of the prolonged downturn in microelectronics and industrial end-markets served by this sector. GAAP operating margin was negative 3.5 percent for the 2003 period, versus negative 17.0 percent in 2002, when the sector incurred significant restructuring charges. Adjusted operating margin for the sector was negative 2.4 percent in 2003, compared with negative 0.4 percent last year.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures of adjusted EPS and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, and benefit from tax credit carryforwards. We exclude these items because they are outside of our normal operations and, in certain cases, are difficult to forecast accurately for future periods. We believe that the inclusion of such non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

Specifically:

- We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities, in connection with the final phase of our overall reorganization, which we expect will be substantially complete in 2004. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

- We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time.

- We also exclude certain gains/losses and related tax effects, as well as benefit from tax credit carryforwards, that are either isolated or cannot be expected to occur again with any regularity or predictability, such as those arising from the sale of a business or real estate, the sale of our remaining equity interests in Thoratec and FLIR Systems, and the early retirement of debt, which we believe are not indicative of our normal operating gains and losses.

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as decisions concerning the location and timing of facility consolidations, and the timing of and proceeds from the sale of our remaining equity interest in Thoratec.

Conference Call

Thermo Electron will hold its earnings conference call on Wednesday, July 23, 2003, at 11 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S., or 973-633-6740 outside the U.S. You can also listen to the call live on the Web by visiting www.thermo.com and clicking on "Investors." An audio archive of the call will be available in that section of our Web site until August 22, 2003. Also in that section, you will find this press release and the accompanying reconciliation of non-GAAP financial measures under the heading "News & Events."

About Thermo Electron

A world leader in high-tech instruments, Thermo Electron Corporation helps life science, laboratory, and industrial customers advance scientific knowledge, enable drug discovery, improve manufacturing processes, and protect people and the environment with instruments, scientific equipment, and integrated software solutions. Based in Waltham, Massachusetts, Thermo Electron has revenues of more than $2 billion, and employs approximately 11,000 people in 30 countries worldwide. For more information, visit www.thermo.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in our Quarterly Report on Form 10-Q for the quarter ended March 29, 2003. These include risks and uncertainties relating to the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, general worldwide economic slowdown and related uncertainties, the effect of changes in governmental regulations, dependence on customers' capital spending policies and government funding policies, use and protection of intellectual property, retention of contingent liabilities from businesses we sold, integration and consolidation of our instrument businesses, realization of potential future savings from new sourcing initiatives, implementation of our new branding strategy, implementation of strategies for improving internal growth, the effect of exchange rate fluctuations on international operations, and potential impairment of goodwill. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Consolidated Statement of Income (unaudited)

(In thousands except per share amounts)	Three Months Ended			
	June 28, 2003		June 29, 2002	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 516,405	$ 516,405	$ 509,113	$ 509,113
Costs and Operating Expenses:				
Cost of revenues (c)	283,260	283,260	279,325	277,774
Selling, general, and administrative expenses	140,319	140,319	137,642	137,642
Amortization of acquisition-related intangible assets	2,540	-	1,729	-
Research and development expenses	37,132	37,132	39,754	39,754
Restructuring and other costs, net (d)	4,872	-	15,487	-
	468,123	460,711	473,937	455,170
Operating Income	48,282	55,694	35,176	53,943
Interest Income	7,077	7,077	12,621	12,621
Interest Expense	(5,433)	(5,433)	(10,216)	(10,216)
Other Income, Net (e)	10,551	599	35,925	4,257
Income from Continuing Operations Before Income Taxes	60,477	57,937	73,506	60,605
Provision for Income Taxes (f)	(7,338)	(14,853)	(23,989)	(18,999)
Income from Continuing Operations	53,139	43,084	49,517	41,606
Gain on Disposal of Discontinued Operations (represents tax benefit)	-	-	19,000	-
Net Income	$ 53,139	$ 43,084	$ 68,517	$ 41,606
Earnings per Share from Continuing Operations:				
Basic	$ .33		$ .29	
Diluted	$ .32		$ .28	
Earnings per Share (g):				
Basic	$ .33		$ .40	
Diluted	$ .32	$ .26	$ .38	$ .24
Weighted Average Shares:				
Basic	162,048		171,122	
Diluted (h)	172,459	172,459	186,740	182,423

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results exclude inventory charges in 2002 (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items and other tax benefit (note f) and, in 2002, gain on disposal of discontinued operations.

(c) Reported results in 2002 include charges of $1,159,000 for the abandonment of product lines and $392,000 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; net gains on the sale of a product line and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2002 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; cancellation penalties on capital equipment purchases; impairment of abandoned assets; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $9,952,000 and $31,627,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003 and 2002, respectively. Reported results also include gains of $41,000 in 2002 on the early retirement of debt. These items have been excluded from adjusted results.

(f) Adjusted provision for income taxes excludes $1,511,000 and $4,990,000 of incremental tax provision in 2003 and 2002, respectively, for the items in (b) through (e) and in 2003 excludes $9,026,000 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards.

(g) Reported earnings per share excludes interest expense on convertible debentures of $1,745,000 and $3,011,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures. Adjusted earnings per share excludes interest expense on convertible debentures of $1,745,000 and $1,938,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Segment Data (i)(j)(k)(l)	Three Months Ended			
(In thousands except percentage amounts)	June 28, 2003		June 29, 2002	
Life and Laboratory Sciences				
Revenues	$	313,791	$	290,191
GAAP Operating Income		43,886		40,420
Cost of Revenue Charges (m)		-		807
Restructuring and Other Items (n)		3,908		3,151
Amortization of Acquisition-Related Intangible Assets		1,657		1,181
Adjusted Operating Income	$	49,451	$	45,559
GAAP Operating Margin		14.0%		13.9%
Adjusted Operating Margin		15.8%		15.7%
Measurement and Control				
Revenues	$	152,394	$	153,514
GAAP Operating Income		13,375		13,472
Restructuring and Other Items (n)		(177)		1,137
Amortization of Acquisition-Related Intangible Assets		676		280
Adjusted Operating Income	$	13,874	$	14,889
GAAP Operating Margin		8.8%		8.8%
Adjusted Operating Margin		9.1%		9.7%
Optical Technologies				
Revenues	$	52,598	$	68,177
GAAP Operating Loss		(1,831)		(11,605)
Cost of Revenue Charges (m)		-		744
Restructuring and Other Items (n)		358		10,298
Amortization of Acquisition-Related Intangible Assets		207		268
Adjusted Operating Loss	$	(1,266)	$	(295)
GAAP Operating Margin		(3.5%)		(17.0%)
Adjusted Operating Margin		(2.4%)		(0.4%)
Consolidated (including Corporate Costs)				
Revenues	$	516,405	$	509,113
GAAP Operating Income		48,282		35,176
Cost of Revenue Charges (m)		-		1,551
Restructuring and Other Items (n)		4,872		15,487
Amortization of Acquisition-Related Intangible Assets		2,540		1,729
Adjusted Operating Income	$	55,694	$	53,943
GAAP Operating Margin		9.3%		6.9%
Adjusted Operating Margin		10.8%		10.6%

(i) GAAP operating income (loss) and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(j) Adjusted operating income (loss) and adjusted operating margin exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(k) Segment data for 2002 has been revised, consistent with the presentation in 2003, to reflect a realignment of several businesses among the segments and for an allocation to the segments of some costs previously reported as corporate expenses.

(l) Depreciation expense in 2003 was $6,223,000 in Life and Laboratory Sciences, $2,719,000 in Measurement and Control, $2,741,000 in Optical Technologies, and $12,480,000 Consolidated. Depreciation expense in 2002 was $5,465,000 in Life and Laboratory Sciences, $2,871,000 in Measurement and Control, $3,044,000 in Optical Technologies, and $12,107,000 Consolidated.

(m) Includes items described in note (c).

(n) Includes items described in note (d).

Consolidated Statement of Income (unaudited)

(In thousands except per share amounts)	Six Months Ended			
	June 28, 2003		June 29, 2002	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 1,016,610	$ 1,016,610	$ 1,000,439	$ 1,000,439
Costs and Operating Expenses:				
Cost of revenues (c)	559,627	559,627	546,995	545,444
Selling, general, and administrative expenses	277,046	277,046	274,988	274,988
Amortization of acquisition-related intangible assets	4,932	-	3,296	-
Research and development expenses	74,453	74,453	79,380	79,380
Restructuring and other costs, net (d)	12,974	-	23,870	-
	929,032	911,126	928,529	899,812
Operating Income	87,578	105,484	71,910	100,627
Interest Income	14,762	14,762	26,979	26,979
Interest Expense	(12,337)	(12,337)	(23,695)	(23,695)
Other Income, Net (e)	15,671	2,017	94,967	8,077
Income from Continuing Operations Before Income Taxes and Minority Interest	105,674	109,926	170,161	111,988
Provision for Income Taxes (f)	(21,144)	(30,450)	(57,301)	(35,697)
Minority Interest Income (f)	-	-	331	324
Income from Continuing Operations	84,530	79,476	113,191	76,615
Gain on Disposal of Discontinued Operations (net of income tax provision of $3,564 in 2003; includes tax benefit of $13,408 in 2002)	5,036	-	70,370	-
Net Income	$ 89,566	$ 79,476	$ 183,561	$ 76,615
Earnings per Share from Continuing Operations:				
Basic	$ .52		$ .66	
Diluted	$ .51		$ .62	
Earnings per Share (g):				
Basic	$ .55		$ 1.06	
Diluted	$ .54	$ .48	$ .98	$ .44
Weighted Average Shares:				
Basic	162,446		172,686	
Diluted (h)	172,977	172,977	195,464	183,715

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results exclude inventory charges in 2002 (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items and other tax benefit (note f), and gain on disposal of discontinued operations.

(c) Reported results in 2002 include charges of $1,159,000 for the abandonment of product lines and $392,000 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; a writedown of a business held for sale to estimated disposal value; net gains on the sale of a product line and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2002 include restructuring and other items consisting principally of charges for abandoned equipment at Spectra-Physics; severance; abandoned facility and other expenses of real estate consolidation; cancellation penalties on capital equipment purchases; impairment of abandoned assets; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. These items are net of gains on the sale of businesses.

(e) Reported results include $13,654,000 and $87,936,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003 and 2002, respectively. Reported results also include losses of $1,046,000 in 2002 on the early retirement of debt. These items have been excluded from adjusted results.

(f) Adjusted results exclude $280,000 of incremental tax benefit in 2003, and $21,604,000 and $7,000 of incremental tax provision and minority interest expense, respectively, in 2002, for the items in (b) through (e) and in 2003 exclude $9,026,000 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards.

(g) Reported earnings per share excludes interest expense on convertible debentures of $3,546,000 and $8,919,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures. Adjusted earnings per share excludes interest expense on convertible debentures of $3,546,000 and $3,373,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Segment Data (i)(j)(k)(l)	Six Months Ended			
(In thousands except percentage amounts)	June 28, 2003		June 29, 2002	
Life and Laboratory Sciences				
Revenues	$	613,256	$	571,505
GAAP Operating Income		82,908		82,539
Cost of Revenue Charges (m)		-		807
Restructuring and Other Items (n)		6,481		2,834
Amortization of Acquisition-Related Intangible Assets		3,245		2,197
Adjusted Operating Income	$	92,634	$	88,377
GAAP Operating Margin		13.5%		14.4%
Adjusted Operating Margin		15.1%		15.5%
Measurement and Control				
Revenues	$	306,314	$	305,203
GAAP Operating Income		24,194		27,303
Restructuring and Other Items (n)		3,453		888
Amortization of Acquisition-Related Intangible Assets		1,199		564
Adjusted Operating Income	$	28,846	$	28,755
GAAP Operating Margin		7.9%		8.9%
Adjusted Operating Margin		9.4%		9.4%
Optical Technologies				
Revenues	$	102,800	$	129,730
GAAP Operating Loss		(5,508)		(23,503)
Cost of Revenue Charges (m)		-		744
Restructuring and Other Items (n)		1,652		18,556
Amortization of Acquisition-Related Intangible Assets		488		535
Adjusted Operating Loss	$	(3,368)	$	(3,668)
GAAP Operating Margin		(5.4%)		(18.1%)
Adjusted Operating Margin		(3.3%)		(2.8%)
Consolidated (including Corporate Costs)				
Revenues	$	1,016,610	$	1,000,439
GAAP Operating Income		87,578		71,910
Cost of Revenue Charges (m)		-		1,551
Restructuring and Other Items (n)		12,974		23,870
Amortization of Acquisition-Related Intangible Assets		4,932		3,296
Adjusted Operating Income	$	105,484	$	100,627
GAAP Operating Margin		8.6%		7.2%
Adjusted Operating Margin		10.4%		10.1%

(i) GAAP operating income (loss) and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(j) Adjusted operating income (loss) and adjusted operating margin exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(k) Segment data for 2002 has been revised, consistent with the presentation in 2003, to reflect a realignment of several businesses among the segments and for an allocation to the segments of some costs previously reported as corporate expenses.

(l) Depreciation expense in 2003 was $11,586,000 in Life and Laboratory Sciences, $5,298,000 in Measurement and Control, $5,704,000 in Optical Technologies, and $24,122,000 Consolidated. Depreciation expense in 2002 was $10,953,000 in Life and Laboratory Sciences, $5,793,000 in Measurement and Control, $6,907,000 in Optical Technologies, and $25,076,000 Consolidated.

(m) Includes items described in note (c).

(n) Includes items described in note (d).

Condensed Consolidated Balance Sheet (unaudited)

(In thousands)		June 28, 2003		Dec. 28, 2002
Current Assets:				
Cash and cash equivalents	$	264,442	$	339,038
Short-term available-for-sale investments		281,918		536,430
Accounts receivable, net		405,598		429,740
Inventories		343,276		332,804
Other current assets		143,791		133,547
		1,439,025		1,771,559
Property, Plant, and Equipment, Net		273,684		272,908
Other Assets		123,108		186,390
Goodwill		1,444,054		1,416,205
	$	3,279,871	$	3,647,062
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	228,786	$	484,480
Other current liabilities		571,572		619,240
		800,358		1,103,720
Long-term Deferred Income Taxes and Other Deferred Items		65,823		58,678
Long-term Obligations:				
Senior notes		143,995		141,032
Subordinated convertible obligations		77,375		304,549
Other		5,222		5,760
		226,592		451,341
Total Shareholders' Equity		2,187,098		2,033,323
	$	3,279,871	$	3,647,062

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